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                           February 2, 2023

       Khozema Shipchandler
       Chief Operating Officer (Principal Accounting and Financial Officer) Twilio Inc.
       101 Spear Street, Fifth Floor
       San Francisco, California 94105

                                                        Re: Twilio Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
January 9, 2023
                                                            File No. 001-37806

       Dear Khozema Shipchandler:

              We have reviewed your January 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 8, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       2. Summary of Significant Accounting Policies, page 84

   1. We note your response to prior comment three. So that we may better understand how you determined your
operating and reportable segments, please address the following:
                                                            Describe in greater
detail the roles and responsibilities of the CODM and his direct reports. In
addition, tell us how often the CODM meets with each of his direct reports, the nature
of any financial information the CODM receives or discusses with his direct reports
when they meet, and the other participants at those meetings;
                                                            Describe the key
operating decisions, who makes those decisions, how performance is assessed and how
resources are allocated within your business;
                                                            Explain in detail
how budgets are prepared, who approves the budget at each step of
 Khozema Shipchandler
Twilio Inc.
February 2, 2023
Page 2
          the process, the level of detail discussed at each step, the level of detail reviewed by the CODM as part of the budgeting process, and the level at which the CODM makes changes to the budget; and
            Explain in further detail how the CODM uses the financial information in the monthly Executive Team Report, and in particular, the monthly product-level margin information. In this regard, we note your response indicates this report includes commentary explaining variances against forecast and prior periods. Summary of Significant Accounting Policies, page 84

2. We note your response to prior comment three. In the response you state you will present revenue into three distinct categories: 1) communications, 2) software, and 3) other.
      However, when discussing fluctuation in revenue in response to our prior comment one, you separately quantify changes due to Programmable Messaging, Programmable Voice, and Email. To give investors insight into your revenue by product, please further disaggregate revenue in accordance with ASC 280-10-50-40.
       You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Lisa
Etheredge, Senior Staff Accountant, at 202-551-3424 if you have any questions.



                                                            Sincerely,
FirstName LastNameKhozema Shipchandler
                                                            Division of
Corporation Finance
Comapany NameTwilio Inc.
                                                            Office of
Technology
February 2, 2023 Page 2
cc:       Juliana Chen
FirstName LastName